

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Junling Liu
Chief Executive Officer
111, Inc.
3-5/F, No. 295 Zu Chong Zhi Road,
Pudong New Area
Shanghai, 201203
The People's Republic of China

> **Re: 111, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-38639**

Dear Junling Liu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Kevin Zhang